Exhibit 12
United Parcel Service, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(dollar amounts in millions)

	Six months Ended June 30,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings:
Income before income taxes	$3,185	$5,776	$5,290	$3,073	$1,252	$611
Add: Interest expense	186	348	354	445	442	246
Add: Interest factor in rental expense	102	210	205	207	278	296
Total earnings	$3,473	$6,334	$5,849	$3,725	$1,972	$1,153

Fixed charges:
Interest expense	$186	$348	$354	$445	$442	$246
Interest capitalized	8	17	18	37	48	67
Interest factor in rental expense	102	210	205	207	278	296
Total fixed charges	$296	$575	$577	$689	$768	$609

Ratio of earnings to fixed charges	11.7	11.0	10.1	5.4	2.6	1.9